FORM N-8A

The Endowment Master Fund, L.P.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name: The Endowment Master Fund, L.P.

Address of Principal Business Office
(No. & Street, City, State, Zip Code):

4265 San Felipe
9th Floor
Houston, Texas 77027

Telephone Number (including area code): : (713) 993-4698

Name and address of agent for service of process:

A. Haag Sherman
4265 San Felipe
9th Floor
Houston, Texas 77027

Please send copies of all communications to:

Keith T. Robinson
Dechert LLP
1775 Eye Street, NW
Washington, DC 20006

Check appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                                                                                       YES /X/                 NO / /
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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and State of Texas on the 9th day of March, 2004.

THE ENDOWMENT MASTER FUND L.P.

By:	/s/ A. Haag Sherman Name: A. Haag Sherman Title: Director and Co-Principal Executive Officer

Attest: /s/ Jeremy Radcliffe
Name:  Jeremy Radcliffe
Title:  Chief Compliance Officer